EXHIBIT 15.1

Valuation and Qualifying Accounts

Valuation and Qualifying Accounts	Opening Balance	Charged to Expense	Charged Against Income	Closing Balance
Deferred tax valuation allowance

December 31, 2005	6,028	—	105	5,923

December 31, 2004	6,290	—	262	6,028

December 31, 2003	25,038	—	18,748	6,290